Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

($ in millions)

	Year Ended March 31, 2006	Year Ended March 31, 2007	Year Ended March 31, 2008	Year Ended March 31, 2009	Year Ended March 31, 2010
		(As revised)	(As revised)	(As revised)
Earnings:
Income (loss) from continuing operations before income taxes	5.0	(7.9)	(7.8)	(15.3)	2.7
Interest expense	38.3	40.5	39.5	37.2	40.8
Interest factor of rentals	0.9	0.9	1.0	1.3	1.4
Amortization of deferred financing costs	2.0	2.5	2.8	3.1	3.1

Earnings as adjusted	46.2	36.0	35.5	26.3	48.0
Fixed Charges:
Interest expense	38.3	40.5	39.5	37.2	40.8
Interest factor of rentals	0.9	0.9	1.0	1.3	1.4
Amortization of deferred financing costs	2.0	2.5	2.8	3.1	3.1

Fixed Charges	41.2	43.9	43.3	41.6	45.3
Ratio of Earnings to Fixed Charges	1.1x	—	—	—	1.1x